[Letterhead of Sidley Austin LLP]

February 24, 2014

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust

PowerShares DB Silver Fund

Filed January 7, 2014

File No. 333-193222

Dear Mr. Kluck:

Thank you for your comment letter (the “Comment Letter”) dated February 4, 2014 addressed to Mr. Alex Depetris, Chief Operating Officer and Director of DB Commodity Services LLC (the “Managing Owner”) of PowerShares DB Silver Fund (the “Fund”) in connection with the above-referenced matter. The Fund is one of seven series of the PowerShares DB Multi-Sector Commodity Trust (the “Trust”).

This letter responds on behalf of the Managing Owner to the questions and comments you raised in the Comment Letter. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Additionally, we are also filing Pre-Effective Amendment No. 1 (the “Filing”) to the Registration Statement on Form S-1, which was filed on January 7, 2014.

General

1.	Please revise your disclosure to include the amount of management fees and brokerage commissions incurred by the Fund as of December 31, 2013.

Response:

The Filing has been amended to reflect the above comment.

Please see page 61.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

February 24, 2014

Signatures

2.	We note that the financial statements will be filed by amendment. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response:

As previously discussed, the financial statements are included in the Filing.

*     *     *

We look forward to finalizing the Filing.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5974.

Very truly yours,

/s/ Victor T. Chiu
Victor T. Chiu